First Internet Bancorp: A Better Path for Every Shareholder

A presentation to the Board of Directors

SUMMARY

An independent review of a sale, with tangible book value as the floor, serves every owner best

1. **Returns have trailed the cost of capital for years.**
On reported results, INBK beat a 10% return on equity in one year out of fourteen.

2. **A buyer can pay more than the market does.**
Recent bank sales point to $43 to $63 a share. Our estimate is $34 to $44. The stock is $25.81.

3. **A sale solves problems the bank cannot solve alone.**
On set events, such as a firing without cause, the executives can make the company buy their shares for cash it does not have. A sale moves that cost to the buyer. It also pays Mr. Becker about 5 years of his pay, so his interests match ours.

Our main ask

Have an independent banker, reporting to the independent directors, review a sale. Report the results to shareholders.

Treat tangible book value, $40.04 a share, as the floor for any price.

Tangible book value is what each share owns after taking out goodwill. Each slide names its sources. Details follow.

SHORT TERM: CREDIT WHERE IT IS DUE

Management made progress in the third quarter

$43.9M

Record revenue in the third quarter of 2026.

2.55%

Net interest margin, up from 2.12% a year ago.

0.82%

Loans written off, down from 1.77% in the second quarter.

An Earnings Call First

Mr. Becker opened the call with the bad news. He did not save it for the end.

These results deserve credit. The rest of this presentation asks a different question: what path gives every owner the most value from here?

Source: INBK Q3 2026 earnings release and earnings call, October 29, 2026. Margin is fully taxable equivalent.

LONGER TERM: THE RECORD

INBK has earned its 10% cost of equity in one year out of fourteen


15%
10%
5%
0%
-5%
-10%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Return on equity
10% cost of equity

6.8%

Average return on equity, 2012 to 2025.

8.5%

Median return on equity. Half the years were lower.

2021 was the one year above 10%. That year, the whole industry had record mortgage and loan program fees.

Cost of equity: 10%, the middle of the 9% to 12% range in my August 10 letter. Return on equity = net income / average equity, from Securities and Exchange Commission (SEC) data. Company-reported return on tangible equity agrees: only 2021 cleared 10% on reported results. On the company's adjusted figures, 2020 (10.06%) and 2022 (10.10%) also cleared it, just barely.

LONGER TERM: THE RECORD

On the company's own chart, $100 in INBK became $76. Its bank index turned $100 into $211.



$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
$211
$76
INBK
S&P U.S. BMI Banks Index

$76

What $100 in INBK at the end of 2020 was worth at the end of 2025. The same $100 in the company's chosen bank index became $211.

INBK has risen since, closing at $25.81 on October 30, 2026.

Source: 2026 proxy (DEF 14A), Pay versus Performance table, cumulative total return of $100 invested December 31, 2020, with dividends. Index: S&P U.S. BMI Banks, the company's chosen index in its FY2025 Form 10-K. Recent price: Nasdaq.com.

LONGER TERM: THE RECORD

Earnings have come in below the forecast four years running, and 2026 is headed for a fifth

Year	Forecast, early in the year	Actual earnings per share	Miss
2022	$4.72 (1)	$3.70	**$1.02 (22%)**
2023	$2.55 to $2.75 (2)	$1.83 adjusted ($0.95 reported)	**$0.72 (28%)**
2024	About $3.00 (3)	$2.88	**$0.12 (4%)**
2025	About $4, management comments (4)	Loss of $0.66 adjusted (loss of $4.03 reported)	**$4.66**
2026	$2.35 to $2.45 (5)	$2.12 to $2.17 on current outlook	**$0.18 to $0.23 (8% to 10%)**

(1) Mr. Becker, April 21, 2022 call: "We're locked in on the $4.72 and we think that's a rock solid number."
(2) Mr. Lovik, January 26, 2023 call. Operating earnings, before the cost of leaving mortgage lending.
(3) Mr. Becker, January 25, 2024 call: "right at the $3 mark." Mr. Lovik first said "north of $3" on July 27, 2023.
(4) Mr. Becker, January 23, 2025 call: analysts' $4.20 was "a very achievable number." October 2024 call: "We had forecasted $4."
(5) Q4 2025 earnings release, January 2026.

Miss is measured from the low end of each forecast, on the same basis as the forecast. 2022 and 2024 actuals are reported. 2023 and 2025 forecasts left out one-time costs, so the adjusted actual is used, with reported in parentheses. 2025 was not formal guidance; it is management's comments on calls. Actuals: Q4 2022 to Q4 2025 earnings releases, diluted earnings per share. Call quotes: transcripts at allmind.ai, alphaspread.com and Seeking Alpha.

LONGER TERM: THE RECORD

In management's own words: 2022 to 2025

"We're locked in on the $4.72 and we think that's a rock solid number." Mr. Becker, on 2022 earnings per share, April 21, 2022 call	**Actual: $3.70**
"Right at the $3 mark." Mr. Becker, on 2024 earnings per share, January 25, 2024 call	**Actual: $2.88**
Analysts' $4.20 was "a very achievable number." Mr. Becker, on 2025 earnings per share, January 23, 2025 call	**Actual: loss of $0.66 adjusted**

Quotes: call transcripts at allmind.ai and Seeking Alpha. Each quote appears in two transcripts. Actuals: Q4 2022, Q4 2024 and Q4 2025 earnings releases. 2025 is adjusted, before the 2025 loan sale loss. Reported: loss of $4.03.

This year, in management's own words, against the results

"We remain comfortable" with $2.35 to $2.45.
Mr. Lovik, on 2026 earnings per share, July 30, 2026 call

Now: $2.12 to $2.17

"The hardest part of our credit cycle is truly behind us."
Mr. Becker, on credit, July 30, 2026 call

Q3: one loan cost about $0.29 a share

Quotes: July 30, 2026 earnings call transcripts. Results: Q3 2026 earnings release, call and Form 10-Q. Full-year range is implied by nine months of results plus the company's Q4 outlook.

Its margin and capital rank at the bottom of its peer group


Net interest margin, Q2 2026
Community banks
3.81%
All U.S. banks
3.32%
INBK
2.39%

99 of 99

Lowest margin of the 99 banks rated by Kroll Bond Rating Agency (KBRA).

99 of 99

Thinnest tangible common equity of the 99.

92 of 92

Thinnest common equity tier 1 (CET1) capital of 92 that report it.

0.17%

Return on assets in Q2 2026. The industry earned 1.37%.

Margin and return on assets: Federal Deposit Insurance Corporation (FDIC) Quarterly Banking Profile, Q2 2026, and INBK filings. INBK margin is shown as reported, not tax-adjusted, to match the FDIC figures. Slide 3 uses the tax-adjusted margin. Rankings: KBRA rated bank universe, Q2 2026. This is not the Board's own 24-bank peer group.

The market prices INBK far below its peers and recent bank sales


INBK today
0.64x
Median of 203 U.S. banks (S&P Global)
1.51x
NewtekOne
0.93x
Sponsor banks, 25th percentile (Citi analysis, Green Dot proxy)
1.23x
Sponsor banks, median (Citi analysis, Green Dot proxy)
1.81x
Green Dot agreed price (not yet closed)
1.08x
Performance Trust bank deals, 25th percentile
1.10x
Performance Trust bank deals, median
1.59x

0.64x

INBK today: $25.81 a share against $40.04 of tangible book value. The median U.S. bank trades at 1.51x.

We believe the market doubts this management team and its forecast.

Price to tangible book is the share price divided by what each share owns. Below 1.00x means the market pays less than the bank's net worth.

INBK: Nasdaq.com close, October 30, 2026, and the Q3 2026 release. Median: S&P Global Market Intelligence, 203 U.S. banks, price to adjusted tangible book at September 30, 2026. NewtekOne: S&P Bank & Thrift Daily, October 30, 2026. Sponsor banks and deal figures: Green Dot proxy (DEFM14A), May 8, 2026, prices as of late 2025.

The Board and management were paid $21.5 million. Shareholders lost $100 million in market value.

INBK market value at year-end, $ millions. Pay by year shown under each bar.


$282M
$456M
$217M
$209M
$313M
$182M

	2020	2021	2022	2023	2024	2025	2021-25
Executives		$3.5M	$3.6M	$3.5M	$3.9M	$3.1M	$17.6M
Board		$0.8M	$1.0M	$0.6M	$0.8M	$0.8M	$3.9M
Total		**$4.3M**	**$4.6M**	**$4.1M**	**$4.7M**	**$3.9M**	**$21.5M**

From the end of 2020 to the end of 2025, INBK lost $100 million of market value, or 35%.

Over the same five years, the top three executives were paid $17.6 million. Mr. Becker, the founder, Chairman and CEO, received $8.9 million of it.

The directors were paid $3.9 million: $1.8 million in cash and $2.1 million in stock.

Based on this record, there is a clear question whether the Board and management are acting as fiduciaries for shareholders.

Orange: Becker, Lorch and Lovik. Green: non-employee directors, cash fees plus stock. Totals may not add due to rounding.

Market value: year-end shares (10-K cover pages) times Nasdaq closing price. 2020 price derived from the 2023 proxy total return table. Pay: Summary Compensation and Director Compensation tables, proxies filed 2021 to 2026.

THE RECORD

Four reasons the stock trades far below book value

1. **No published strategic plan.**
The company gives one-year guidance only. Shareholders have not seen goals, dates or a path to earn the cost of capital.

2. **The forecast record.**
Earnings have come in below the forecast four years running, and 2026 is headed for a fifth. In Q3, the 2027 outlook was given only on the call. It was not in the release, the slides or the 10-Q.

3. **Returns below the cost of capital.**
INBK has earned its cost of capital in one year out of fourteen. Tangible book value is down $0.83 a share this year, even with $1.10 of earnings.

4. **Succession.**
No successor to Mr. Becker has been named. He is 72, according to the 2026 proxy. Board leadership will also change soon under the Board's own age-75 rule. Succession behind a founder is always hard. It is harder when the strategy does not earn the cost of capital and management keeps missing its forecasts.

Stock at $25.81 against $40.04 of tangible book value. Sources: company earnings releases and investor presentations through Q3 2026 (one-year guidance only), Q3 2026 Form 10-Q, 2026 proxy (age), Corporate Governance Principles, Principle 18 (retirement age 75), and the Q3 2026 release. See slide 4 for returns and slide 6 for forecasts.

The Board's record: tenure, ownership and returns on its watch

Director	Role	Director since	Shares owned	Value at today's price	Average return on equity on watch	Years at or above 10%	Bought with own money, past 3 years
David B. Becker	Chairman and CEO	1999	412,122	$10,636,869	6.8%	1 of 14	5,000 ($93,350)
Jean L. Wojtowicz	Audit chair	1998	66,780	$1,723,592	6.8%	1 of 14	0
John K. Keach, Jr.	Lead independent director, Compensation chair	2012	39,265	$1,013,430	6.8%	1 of 14	2,000 ($38,680)
Aasif M. Bade	Director	2021	44,419	$1,146,454	4.5%	1 of 5	0
Justin P. Christian	Director	2021	39,584	$1,021,663	4.5%	1 of 5	0
Ann Colussi Dee	Nominating and Governance chair	2021	17,094	$441,196	4.5%	1 of 5	1,110 ($19,913)
Joseph A. Fenech	Risk chair	2023	14,152	$365,263	-0.1%	0 of 3	1,000 ($19,830)
Michele Raines	Director	2024	4,007	$103,421	-1.3%	0 of 2	0

In the past three years, four directors bought 9,110 shares with their own money, about $172,000. Four directors bought none. Today, the five directors other than Mr. Becker, Ms. Wojtowicz and Mr. Keach own 1.4% of the company. That is not enough ownership to align the newer directors with shareholders.

Source: 2026 proxy (DEF 14A), director and ownership tables, as of March 20, 2026. Value at $25.81. Return on equity from the fourteen-year record. It starts in 2012 for directors who joined earlier, and runs through 2025. Purchases: Form 4 filings, November 2023 to November 2026. Shares from stock grants, plan purchases and gifts are not purchases. 8,716,662 shares outstanding, March 20, 2026 (2026 proxy).

Recent bank sales point to $43 to $63 a share. Our own estimate is $34 to $44.


Our estimate: what a buyer could pay
$20.81
$28.12
$33.99
$44.15
$49.00
$62.46
Weak
Base
Upside
Buyer wants 15% a year
Buyer wants 12% a year

- Recent bank sales were priced at 1.10 to 1.59 times tangible book. Green Dot agreed to 1.08 times.
- At INBK's tangible book of $40.04, that is about $43 to $63 a share.
- Our estimate is $33.99 if a buyer wants 15% a year, and $44.15 at 12%.
- Bankers use rates like these. In a 2026 bank merger, KBW valued the target at 12% to 14%. Deals at 1.10 to 1.59 times book imply about 12%, by our math. The estimate adds 20% cost savings, less day-one losses.
- The October 30 close was $25.81.
- This opportunity is significant and very attractive to INBK shareholders.

Market range: Performance Trust bank deals (25th percentile to median) and the Green Dot agreed price, from the Green Dot proxy (DEFM14A), May 8, 2026. Our estimate = (INBK 2027 earnings + after-tax cost savings) / buyer's required return, less after-tax day-one losses. Cost savings: 15% weak, 20% base, 25% upside, of 2027 expenses. Loan balances: Q2 2026 Form 10-Q. Discount rates: KBW fairness opinion, Prosperity Bancshares and Stellar Bancorp merger, agreement of January 27, 2026 (12.0% to 14.0%). The 12% deal figure is our calculation from the Performance Trust data.

We believe there is hidden value

Buyers are paying for digital banking platforms today. This means we might do even better than tangible book value.

Valley National buys Bluevine

$340 million for a digital small business platform. About 2.0 times revenue. Signed September 28, 2026. Needs no bank regulator approval.

NewtekOne explores a sale

A digital bank at 0.93 times tangible book. Its chief executive says the market misses the value of its technology. It is "exploring all strategic alternatives."

Green Dot splits bank and platform

Shareholders approved a deal that sells the bank and the fintech business to different buyers. A service agreement ties them together. Not yet closed.

Valley National 8-K and investor presentation, September 28, 2026. S&P Bank & Thrift Daily, October 30, 2026. Green Dot proxy (DEFM14A), May 8, 2026, and shareholder vote release, June 23, 2026.

THE BETTER PATH

A sale at today's tangible book pays shareholders more, the sooner it happens

Sale in 1 year

56% a year

$10,000 becomes $15,606
Sale price: $40.04 a share, today's tangible book.

Sale in 2 years

25% a year

$10,000 becomes $15,699
Sale price: $40.04 a share, today's tangible book.

Sale in 3 years

16% a year

$10,000 becomes $15,792
Sale price: $40.04 a share, today's tangible book.

- Measured from the October 30 close of $25.81, with dividends. No growth in tangible book is assumed.
- If tangible book grows as in our base case, the yearly returns are 71%, 37% and 27%.
- Waiting carries risk. In our weak case, the stock is worth about $25.34 at the end of 2027 without a sale.

Bottom line: after four years of missed forecasts and returns below the cost of capital, there is no reason to wait.

Our estimates. Sale price is tangible book value at September 30, 2026, Q3 2026 release. Dividends of $0.24 a share a year. A sale at tangible book is the floor, not the target. Recent bank deals were priced at a median of 1.59 times tangible book.

A sale at tangible book would bring Mr. Becker about 5 times his yearly pay


$1.7M
$2.9M
$5.9M
$8.8M
Average yearly pay, 2023-2025
Sale payout from the company
Gain on his own shares
Total from a sale at book

- Some activists call a chief executive's yearly pay a "coupon" for not selling.
- Here the math runs the other way. A sale pays Mr. Becker far more than staying does: $8.8 million against $1.7 million a year.
- Every owner gains on the same terms. All shareholders together would gain about $124 million.
- His interests and ours point the same way.
- A sale lets every owner, Mr. Becker included, move on with a gain.

Sale payout: 2026 proxy, p. 35 (3 times salary, vesting stock, benefits), our sum. His 412,122 shares: 2026 proxy, p. 5. Gain at $40.04 versus $25.81. Tax limits on sale payments may reduce the payout.

The $25 million buyback is on paper only: no clear way to fund it, and the CEO would rather make loans


Cash on hand (dark) against what it may have to pay (orange), $ millions
$14.5M
$9.0M
$5.9M
$10.9M
$24.5M
$14.5M
Dec. 2025
Mar. 2026
June 2026
After Nov. 2
Buyback left
Share put

- On the Q3 call, Mr. Becker said he would rather make loans than buy back shares.
- Holding company cash fell from $14.5 million at year-end 2025 to $9.0 million in March and $5.9 million in June.
- The bank sent no dividends up in the first half of 2026.
- The walk: $5.9 million in June, plus $20.5 million borrowed in September at 8%, less $12.0 million of older debt, less about $3.5 million spent in Q3, leaves about $10.9 million after November 2.
- The 10-K said parent cash covered the dividend. The Q3 10-Q no longer says so. Bank leverage is 7.51%, and the state waives approval only at 7.5% or more. Does the bank need regulator approval to pay the parent? If so, why doesn't the 10-Q say so plainly, as many banks did after 2008?
- $24.5 million of the buyback remains, more than twice the cash on hand. With the share put at its high end, the two total $39.0 million against $10.9 million.
- On set events, the executives can also make the company buy their shares: about $5 million to $14.5 million. The chart shows the high end.
- Holding company debt rose $8.5 million this year, to $115.5 million. Ask: withdraw the share buyback program, or tell shareholders how and when it will be used.

Quote: Q3 call, Motley Fool transcript. Cash: FY2025 Form 10-K; FR Y-9LP, March 31 and June 30, 2026; Q3 2026 Form 10-Q ($20.9M at September 30, less the $10.0M note paid November 2). Q3 spending is derived. Rule: Indiana Code 28-13-4-3. Leverage: Q3 2026 release, bank column. Waiver test: DFI policy per Finward Bancorp Form 10-Q, June 30, 2026. Wording: 10-K p. 41, 10-Q p. 67. Share put: Section 8 of the executive agreements.

PAY AND CAPITAL

Loans or buyback: the Board's own forecast decides

- Mr. Becker would rather make loans. Here is the test, using only the company's own numbers.
- Book value: at $25.81, each $1 spent on a buyback buys $1.55 of tangible book. The extra 55 cents goes to the owners who stay.
- Loans: capital at the bank earned 3.65% to 5.58% on tangible equity this year.
- The fork: if the Q4 forecast of $1.02 to $1.07 a share holds, the stock's earnings yield is about 15.8%. The company just borrowed at 8%, about 6.3% after tax.
- If the Board believes management's forecast, buying shares beats new loans. If it does not, shareholders should be told.

Price: Nasdaq.com close, October 30, 2026. Tangible book, Q4 outlook and returns (adjusted, Q3 and nine months): Q3 2026 earnings release. Notes: Form 8-K, September 2026, 8.00% notes due 2036. Tax at 21% is our estimate. Earnings yield is yearly earnings per share divided by the share price.

What I am not asking for

Not a fire sale. Any sale should start at tangible book value, $40.04 a share, as the floor.

Not to replace Mr. Becker. He built this bank. A well-run sale is the capstone of that work, not a rebuke. A sale at book rewards him on the same terms as every owner.

Not a board seat or control of the Board. If the Board acts in the interest of all shareholders, I ask only for an observer seat, with no vote.

Not to abandon the fintech or small business work. Those platforms are part of what a buyer will pay for.

WHAT WE ASK

Three steps toward a sale

1. **Hire an independent banker to review a sale.** The banker reports to the independent directors, not to management.

2. **Set a date.** Report the results to shareholders.

3. **Add a shareholder observer to the review, with no vote.** It costs the Board nothing. It turns one of its largest shareholders from a critic into a partner.

Tangible book value at September 30, 2026: Q3 2026 earnings release.

I want this bank to win

An independent review of a sale, on the right terms, honors what Mr. Becker built and rewards every owner.

I have written three times, each time offering to help. I wrote to Mr. Becker on May 18 and June 30. I sent a letter to directors dated August 10. Through counsel, the Board declined an observer seat. The company offered a confidentiality agreement.

I would rather work with you than have to go around you. My offer to work together has remained unwavering since May.

My view changed because the August letter got no written answer. I now ask the Board to have an independent banker review a sale.

John Lame